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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                          Extended Stay America, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  30224P 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)


  George D. Johnson, Jr., 450 E. Las Olas Boulevard, Ft. Lauderdale, FL 33301
  (954)713-1600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 June 23, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                    ---------------------
CUSIP NO. 30224P 10 1                   13D                  Page 2 of 9 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George D. Johnson, Jr.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,892,524 Shares

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,892,524 Shares

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,892,524 Shares

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW /11/ EXCLUDES CERTAIN SHARES
12
                                                                            [X]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW /11/
13
      4.1%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
--------------------------------------------------------------------------------

-----------------------                                    ---------------------
CUSIP NO. 30224P 10 1                   13D                  Page 3 of 9 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GDJ, Jr. Investments Limited Partnership
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,792,524 Shares

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,792,524 Shares

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,792,524 Shares

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
12
                                                                            [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      4.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
--------------------------------------------------------------------------------

-----------------------                                    ---------------------
CUSIP NO. 30224P 10 1                   13D                  Page 4 of 9 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GDJ, Jr. Investment Corporation
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    00

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,792,524 Shares

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,792,524 Shares

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,792,524 Shares

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                     [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
--------------------------------------------------------------------------------

     This Amendment No. 2 (the "Amendment") relates to the statement on Schedule 13D, dated December 19, 1995, as amended by Amendment No. 1 dated January 28, 1997, and as amended and restated in its entirety hereby (the "Statement"), of George D. Johnson, Jr. ("Mr. Johnson"), GDJ, Jr. Investments Limited Partnership (the "Limited Partnership"), and GDJ, Jr. Investment Corporation (the "General Partner") relating to the common stock, par value $.01 per share, of Extended Stay America, Inc. Effective June 23, 1997, Mr. Johnson resigned as trustee of the following trusts: the Stewart H. Johnson, Jr. Trust (the "S.H.J. Trust"); the David G. Johnson Trust (the "D.G.J. Trust"); the Jamie C. Johnson Trust (the "J.C.J. Trust"); and the Susan B. Johnson Trust (the "S.B.J. Trust"). The S.H.J. Trust, the D.G.J. Trust, the J.C.J. Trust, and the S.B.J. Trust are collectively referred to herein as the "Trusts." Unless the context indicates otherwise, the information in this Amendment reflects a 2-for-1 stock split effected in July 1996.

Item 1.  Security and Issuer.

     This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Extended Stay America, Inc. (the "Company"), a Delaware corporation, which has its principal executive offices at 450 E. Las Olas Boulevard, Suite 1100, Ft. Lauderdale, Florida 33301.

Item 2.  Identity and Background.

     This Statement is being filed by Mr. Johnson, the Limited Partnership and the General Partner. The Limited Partnership is a Nevada limited partnership and the General Partner is a Nevada corporation. Mr. Johnson owns 99% of the partnership interests of the Limited Partnership and the remaining 1% is held by the General Partner, of which Mr. Johnson owns 100% of the issued and outstanding capital stock. Mr. Johnson, the Limited Partnership, and the General Partner are collectively referred to herein as the "Reporting Persons." Mr. Johnson's principal occupation is as President, Chief Executive Officer, and director of the Company. The business address of Mr. Johnson is 450 E. Las Olas Boulevard, Suite 1100, Ft. Lauderdale, Florida 33301. The business address of the Limited Partnership and the General Partner is P.O. Box 50401, Henderson, NV 89016. Mr. Johnson is a citizen of the United States of America.

     During the past five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The descriptions set forth below of the S.H.J. Trust Loan Documents, the D.G.J. Trust Loan Documents, the J.C.J. Trust Loan Documents, and the S.B.J. Trust Loan Documents (all as hereinafter defined) are qualified in their entirety by reference to such documents, copies of which are attached as Exhibits 2, 3, 4, and 5, respectively, hereto and which are incorporated herein by reference.

     Concurrently with the closing on December 19, 1995 of its initial public offering of 10,120,000 shares of Common Stock (the "Initial Public Offering"), the Company sold to its existing stockholders on a pro rata basis, for $25.0 million, 4,135,650 shares of Common Stock for $6.045 per share, such price being the Initial Public Offering price per share less underwriting discounts and commissions (the "Concurrent Offering"). In the Concurrent Offering, Mr. Johnson purchased 504,342 shares of Common Stock with his personal funds and the Trusts each purchased 7,894 shares of Common Stock Trusts.

     Prior to the purchase of shares of Common Stock in the Concurrent Offering, the Trusts each borrowed $47,720 (collectively, the "Trust Loans") from NationsBank, N.A. (Carolinas) ("NBC"), in accordance with the terms of a commitment letter (the "Commitment Letter"), dated December 7, 1995, delivered by NBC. A copy of the Commitment Letter is attached as Exhibit 1 to the Statement and is incorporated herein by reference. In connection with the Trust Loans, each of the Trusts delivered a promissory note to NBC and a security agreement to NationsBank of South Carolina, N.A. ("NBSC") (the "S.H.J. Trust Loan Documents," the "D.G.J. Trust Loan Documents," the "J.C.J. Trust Loan Documents," and the "S.B.J. Trust Loan Documents," respectively), which, in an event of default (as defined in each of the promissory notes delivered to NBC by the Trusts), authorizes NBC to sell all or any part of the 60,394 shares of Common Stock currently held as collateral by NBSC.

Item 4.  Purpose of Transaction.

     Each of the Reporting Persons acquired the shares of Common Stock beneficially owned by it for the purpose of investment. This Amendment is being filed to reflect the fact that Mr. Johnson resigned as a trustee of each of the Trusts.

     The Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the Company's business or corporate structure; (vi) any material change in the present capitalization or dividend policy of the Company;
(vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer.

     Mr. Johnson and the General Partner beneficially own indirectly 3,792,524 shares of Common Stock through the Limited Partnership, and Mr. Johnson beneficially owns directly 100,000 shares of Common Stock through stock options, pursuant to the Company's Amended and Restated 1995 Employee Stock Option Plan, that are exercisable within 60 days of the date hereof. The shares of Common Stock beneficially owned by the Limited Partnership and the General Partner represent approximately 4.0% of the outstanding Common Stock as of June 16, 1997, and the shares of Common Stock beneficially owned by Mr. Johnson, including those held by the Limited Partnership, represent approximately 4.1% of the outstanding Common Stock as of June 16, 1997. The percentage calculation set forth in the preceding sentence is based on 95,411,658 shares of Common Stock outstanding as of June 16, 1997.

     During the past 60 days, the following transaction in Common Stock was effected by the Limited Partnership:

                         Amount Sold                                   Type of
    Date                or Transferred           Price               Transaction
    ----                --------------           -----               -----------
May 23, 1997                40,000                N/A                   Gift

     As of the date hereof, none of the Reporting Persons currently beneficially owns more than 5% of the outstanding Common Stock. See Item 3 for additional information which may be required by this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The shares of Common Stock beneficially owned by Mr. Johnson and the General Partner through the Limited Partnership are held in a pledged collateral account with Merrill Lynch International Bank ("Merrill Lynch") which permits Mr. Johnson to borrow up to 40% of the aggregate market price of the Common Stock held in the account. The outstanding balance of any loan pursuant to the account may not exceed 50% of the value of the aggregate market price of the Common Stock held as collateral (the "Margin Percentage").

     See Items 2 and 3 for additional information which may be required by this
Item 6.

Item 7.  Material to be Filed as Exhibits.

          Exhibit No.      Description
          -----------      -----------

              1 Commitment letter dated December 7, 1995 delivered by NBC relating to the Trust Loans.*


              2 Promissory Note in the amount of $47,720 executed by the S.H.J. Trust in favor of NBC; Security Agreement executed by the S.H.J. Trust which granted a security interest in favor of NBSC in 30,197 shares of Common Stock of the Company.*

              3 Promissory Note in the amount of $47,720 executed by the D.G.J. Trust in favor of NBC; Security Agreement executed by the D.G.J. Trust which granted a security interest in favor of NBSC in 30,197 shares of Common Stock of the Company.*

              4 Promissory Note in the amount of $47,720 executed by the J.C.J. Trust in favor of NBC; Security Agreement executed by the J.C.J. Trust which granted a security interest in favor of NBSC in 30,197 shares of Common Stock of the Company.*

              5 Promissory Note in the amount of $47,720 executed by the S.B.J. Trust in favor of NBC; Security Agreement executed by the S.B.J. Trust which granted a security interest in favor of NBSC in 30,197 shares of Common Stock of the Company.*

              6            Agreement dated July 11, 1997 by and among Mr.
                           Johnson, the General Partner, and the Limited Partnership regarding the filing of this Amendment to the Statement on Schedule 13D.

-----------------------
*    Previously filed.

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: July 11, 1997

                                           /s/ George D. Johnson, Jr.
                                           -------------------------------
                                           George D. Johnson, Jr.

                                       GDJ, JR. INVESTMENT CORPORATION

                                       By: /s/ George D. Johnson, Jr.
                                           --------------------------------
                                           George D. Johnson, Jr.
                                           Chairman and Vice President

                                       GDJ, JR. INVESTMENTS LIMITED
                                       PARTNERSHIP

                                       By: GDJ, Jr. Investment Corporation,
                                           its general partner

                                       By: /s/ George D. Johnson, Jr.
                                           --------------------------------
                                           George D. Johnson, Jr.
                                           Chairman and Vice President